UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Establishment of a Subsidiary in Africa

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 30, 2009

For immediate release
January 30, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code:	6586
Establishment of a Subsidiary in Africa
     To prepare for market growth in Africa, Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan, represented by Masahiko Goto, President and CEO, with capital stock of JPY24, 206 million) has established a sales subsidiary at a designated bonded area in Tanger, the Kingdom of Morocco, its first business site in Africa, and will start its operations in February, 2009.
     Makita’s products have been supplied to the Middle East and Africa by Makita Gulf FZE, a sales subsidiary located at a designated bonded area in Dubai, the United Arab Emirates (established April 1997, with capital stock of US$6 million).
     Now, to speed up the product supply to North and West Africa, reduce transport costs, and further strengthen sales activities in these areas, Makita has established a sales subsidiary in the Kingdom of Morocco in the northwestern corner of Africa.
     Makita has implemented measures to strengthen its sales network worldwide, including the opening of new sales subsidiary. The Kingdom of Morocco has become the fourth country, following Bulgaria, India and Colombia, in which Makita has established a sales subsidiary during the year ending March 2009. Accordingly, Makita currently has 46 overseas subsidiaries.
     The outline of the new sales subsidiary is as follows:
Outline of the New Subsidiary

(1) Company name	Makita Africa s.a.r.l.a.u.

(2) Location	Lot 120, Port Logistique Tanger Med, Ksar Lmajaz, Lanjra, Wilaya Tanger- Tetwan Kingdom of Morocco

(3) Representative	Masanori Hasumoto, Managing Director

(4) Capital	US$ 3 million (equivalent to JPY 300 million)

(5) Makita Ownership	100%

(6) Establishment	December 4, 2008

(7) Operating Start	February 1, 2009

(8) Number of employees	15 at the time of start-up

(9) Description of business	Sales and after-sale service of electric power tools, gardening tools and parts in North and West Africa area